April 17, 2026

Ian Snow
Chief Executive Officer
Snow Rothschild Acquisition Corp.
40 West 57th Street, Suite 1800
New York, NY 10019

       Re: Snow Rothschild Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted April 8, 2026
           CIK No. 0002123475
Dear Ian Snow:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:    Stuart Neuhauser